November 9, 2017

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Liberty Oilfield Services Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed August 21, 2017

File No. 333-216050

Ladies and Gentlemen:

Set forth below is the response of Liberty Oilfield Services Inc. (the “Company”, “we,” “us” or “our”), to an oral comment received on September 1, 2017 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Draft Registration Statement on Form S-1, File No. 333-216050, filed with the Commission on August 21, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 7 to the Registration Statement (“Amendment No. 7”) via EDGAR. For your convenience, the response is prefaced by the substance of the Staff’s oral comment in bold, italicized text.

General

1.	Oral Comment: Please consider disclosing material trends or uncertainties regarding hurricane activity as it affects the business of the Company.

RESPONSE:    We acknowledge the Staff’s comment and advise the Staff that our areas of operation, including in the Eagle Ford Shale and the Permian Basin, are located significant distances from the Gulf Coast and we did not experience, nor do we expect to experience, material effects from hurricanes on our business. To that end, we do not believe disclosure regarding material trends or uncertainties related to hurricane activity as it affects our business is necessary.

*        *        *         *        *

Securities and Exchange Commission

November 9, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-3708 or (713) 758-4629, respectively.

Very truly yours,

LIBERTY OILFIELD SERVICES INC.

By:	/s/ Michael Stock
Name:	Michael Stock
Title:	Chief Financial Officer

Enclosures

cc:	Christopher A. Wright, Chief Executive Officer

David P. Oelman, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Troy Reisner, Deloitte & Touche LLP

Doug Reeb, EKS&H LLP